SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 14) (1)

JO-ANN STORES, INC.

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE
(Title of Class of Securities)

47758P307
(CUSIP Number)

For the year ended December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d — 1(b)
☐ Rule 13d — 1(c)
☒ Rule 13d — 1(d)

     (1) The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

(Continued on Following Pages)

CUSIP No. 47758P307

1.	Name of Reporting Person: ALMA ZIMMERMAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,125,819

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,125,819

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,819

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13G/A

Item 1(a).	Name of Issuer: Jo-Ann Stores, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5555 Darrow Road Hudson, Ohio 44236

Item 2(a).	Name of Person Filing: Alma Zimmerman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

5555 Darrow Road Hudson, Ohio 44236

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 47758P307

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information: Not Applicable

Item 4.	Ownership

(a) Amount Beneficially Owned: 1,125,819*

(b) Percent of Class: 5.0%

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,125,819*

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 1,125,819*

(iv) Shared power to dispose or to direct the disposition of: -0-

*	Includes 769,862 shares held by Mrs. Zimmerman, as trustee, and 4,490 shares held through funds in the Jo-Ann Stores, Inc. Savings Plan 401(k) (the “Savings Plan”) as of December 31, 2004.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications: Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2005	/s/ Alma Zimmerman Alma Zimmerman

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